

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via E-mail
Shawn Phillips
Chief Executive Officer
Strainwise, Inc.
1350 Independence St., Suite 300
Lakewood, CO 80215

> **Re: Strainwise, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 5, 2015**
> **File No. 0-52825**

Dear Mr. Phillips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal to Change the Domicile of the Company from Utah to Colorado, page 4

1. We note that you highlight the significant differences between the corporation laws of Utah and Colorado on pages 4-8. Please also revise to include a comparison of shareholder rights under the old and new charter and bylaws.

2. Please file the appendices with your next amended proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Shawn Phillips
Strainwise, Inc.
May 20, 2015
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim at (202) 551-7262 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel

cc: William Hart, Esq.